UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2025
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Information in this Report
The information in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Waldencast plc Announces Annual General Meeting
Annual General Meeting
London, December 19, 2025 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”) will hold its 2025 annual meeting of shareholders (the “Annual General Meeting”) on 14 January 2026 at Michelin House, 81 Fulham Road, London, United Kingdom, SW3 6RD, at 5.00 p.m. GMT
Only those persons entered on the register of members of the Company as at 9 December 2025 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 118,021,230 Class A ordinary shares of a par value of US$0.0001 and 10,019,983 Class B Ordinary shares of a par value of US$0.0001.
Materials made available in connection with the Annual General Meeting are available on the Company’s website at https://ir.waldencast.com/news-events/annual-meeting.
Board Appointments
Lindsay Pattison and Zack Werner have informed the Board of Directors of the Company (the “Board”) of their intention to resign as directors to pursue other personal and professional goals ahead of the Annual General Meeting during which the Company’s shareholders will be asked to vote on the renewal of Class III directors. Considering these resignations and upcoming Class III Directors re-appointments, the Board has resolved on 2 December 2025 to approve the reclassification of the Directors, as follows: Class I directors are Kelly Brookie, Roberto Thompson and Aaron Chatterley; Class II directors are Hind Sebti, Juliette Hickman and Cristiano Souza, and Class III directors are Michel Brousset, Felipe Dutra, and Simon Dai. To the extent all of the Class III re-appointments are made, the Board will consist of 9 members, each of whom possesses significant expertise, particularly in the beauty, financial and consumer products sectors.
The Company extends its sincere thanks to Ms. Pattison and Mr. Werner for their dedicated service since 2021 and valuable contributions during their tenure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: December 19, 2025	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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